Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report
Collection Period Ended   30-Sep-2019

Amounts in USD

Dates

Collection Period No.	15			
Collection Period (from... to)	1-Sep-2019	30-Sep-2019		
Determination Date	10-Oct-2019			
Record Date	11-Oct-2019			
Distribution Date	15-Oct-2019			
Interest Period of the Class A-1 Notes (from... to)	16-Sep-2019	15-Oct-2019	Actual/360 Days	29
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2019	15-Oct-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	148,691,114.31	122,533,489.30	26,157,625.01	67.243252	0.314996
Class A-2B Notes	125,000,000.00	47,779,921.04	39,374,514.55	8,405,406.49	67.243252	0.314996
Class A-3 Notes	449,000,000.00	449,000,000.00	449,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**767,421,035.35**	**732,858,003.85**	**34,563,031.50**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	802,932,593.68	768,369,562.18			
Yield Supplement Overcollateralization Amount	87,929,652.04	46,737,763.28	44,505,795.76			
Pool Balance	**1,508,391,985.09**	**849,670,356.96**	**812,875,357.94**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	335,794.10	0.863224	26,493,419.11	68.106476
Class A-2B Notes	2.117500%	81,501.26	0.652010	8,486,907.75	67.895262
Class A-3 Notes	3.030000%	1,133,725.00	2.525000	1,133,725.00	2.525000
Class A-4 Notes	3.150000%	320,118.75	2.625000	320,118.75	2.625000
Total		**$1,871,139.11**		**$36,434,170.61**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	35,921,706.46	(1) Total Servicing Fee	708,058.63
Interest Collections	2,471,707.05	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	102,687.57	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	203,688.70		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	1,871,139.11
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	63,281.40	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**38,763,071.18**	(6) Regular Principal Distributable Amount	34,563,031.50
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**38,763,071.18**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	1,620,841.94
		Total Distribution	**38,763,071.18**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	708,058.63	708,058.63	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,871,139.11	1,871,139.11	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	335,794.10	335,794.10	0.00
thereof on Class A-2B Notes	81,501.26	81,501.26	0.00
thereof on Class A-3 Notes	1,133,725.00	1,133,725.00	0.00
thereof on Class A-4 Notes	320,118.75	320,118.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,871,139.11	1,871,139.11	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	34,563,031.50	34,563,031.50	0.00
Aggregate Principal Distributable Amount	34,563,031.50	34,563,031.50	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,841.89
minus Net Investment Earnings	5,841.89
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,841.89
Net Investment Earnings on the Collection Account	57,439.51
Investment Earnings for the Collection Period	63,281.40

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	849,670,356.96	37,717
Principal Collections	23,399,195.94	
Principal Collections attributable to Full Pay-offs	12,522,510.52	
Principal Purchase Amounts	0.00	
Principal Gross Losses	873,292.56	
Pool Balance end of Collection Period	812,875,357.94	36,769
Pool Factor	53.89%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.44%
Weighted Average Number of Remaining Payments	52.73	39.60
Weighted Average Seasoning (months)	14.04	28.46

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	807,360,218.84	36,597	99.32%
31-60 Days Delinquent	4,022,311.09	140	0.49%
61-90 Days Delinquent	966,001.37	24	0.12%
91-120 Days Delinquent	526,826.64	8	0.06%
Total	812,875,357.94	36,769	100.00%

Delinquency Trigger	**2.673%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.184%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	873,292.56	26	11,705,947.46	392
Principal Net Liquidation Proceeds	101,568.50		3,820,965.85	
Principal Recoveries	200,034.53		3,574,087.38	
Principal Net Loss / (Gain)	571,689.53		4,310,894.23	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.825%
Prior Collection Period	0.699 %
Second Prior Collection Period	0.266 %
Third Prior Collection Period	(0.381%)
Four Month Average	0.352%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.286%
Average Net Loss / (Gain)	10,997.18

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.